Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

ASX ANNOUNCEMENT – RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the attached Poll report details the outcome of the resolutions from the Annual General Meeting held on 30 November 2009.

Yours faithfully,

Paul Dixon

Company Secretary

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3842 3333

30 November 2009

The Chairman
Progen Pharmaceuticals Limited
Benson Street	Computershare Investor Services Pty Limited
Toowong QLD 4066	ABN 48 078 279 277
Level 19, 307 Queen Street
Brisbane Queensland 4000 Australia
GPO Box 523
Brisbane Queensland 4001 Australia
Investor Enquiries 1300 552 270
Telephone 61 7 3237 2100
Poll Report	Facsimile 61 7 3237 2152
www.computershare.com

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the Annual General Meeting of the Members of Progen Pharmaceuticals Limited held at Indooroopilly Golf Club, Meiers Road, Indooroopilly, Queensland on 30 November 2009 at 3pm, report as follows:

1.)                                                                                                          DIRECTORS’ REMUNERATION REPORT

	Number	%
Votes cast ‘FOR’ the motion	10,664,143	95.11
Votes cast ‘AGAINST’ the motion	548,026	4.89
TOTAL VOTES CAST	11,212,169	100.00
Votes “Abstained”	390,333

The resolution was carried as an ordinary resolution.

2.)                                                                                                          RE-ELECTION OF DIRECTOR - MR STUART JAMES

	Number	%
Votes cast ‘FOR’ the motion	11,135,414	97.15
Votes cast ‘AGAINST’ the motion	326,268	2.85
TOTAL VOTES CAST	11,461,682	100.00
Votes “Abstained”	140,820

The resolution was carried as an ordinary resolution.

3.)                                                                                                          RE-ELECTON OF DIRECTOR - JULIE CHERRINGTON

	Number	%
Votes cast ‘FOR’ the motion	11,245,010	97.54
Votes cast ‘AGAINST’ the motion	283,421	2.46
TOTAL VOTES CAST	11,528,431	100.00
Votes “Abstained”	74,071

The resolution was carried as an ordinary resolution.

Investor Services

Australia

Canada

Channel Islands

Germany

Hong Kong

India

Ireland

New Zealand

Philippines

Russia

Singapore

South Africa

United Kingdom

USA

4.)                                                                                                          RE-ELECTION OF DIRECTOR - JOHN CHIPLIN

	Number	%
Votes cast ‘FOR’ the motion	11,253,050	97.61
Votes cast ‘AGAINST’ the motion	275,381	2.39
TOTAL VOTES CAST	11,528,431	100,00
Votes “Abstained”	74,071

The resolution was carried as an ordinary resolution.

7.)                                                                                                          ELECTION OF DIRECTOR - TZONG-PAI (PAUL) LIN

	Number	%
Votes cast ‘FOR’ the motion	11,258,320	97.45
Votes cast ‘AGAINST’ the motion	294,123	2.55
TOTAL VOTES CAST	11,552,443	100.00
Votes “Abstained”	37,421

The resolution was carried as an ordinary resolution.

8.)                                                                                                          APPROVAL FOR INCREASE OF NED FEE POOL

	Number	%
Votes cast ‘FOR’ the motion	1,291,570	19.30
Votes cast ‘AGAINST’ the motion	5,399,429	80.70
TOTAL VOTES CAST	6,690,999	100.00
Votes “Abstained”	200,914

The resolution was not carried as an ordinary resolution.

Taylor Fam

Returning Officer

Computershare Investor Services Pty Limited